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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  May 18, 2006

                                GRAVITY Co., Ltd.
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                 (Translation of registrant's name into English)

     14F Meritz Tower, 825-2 Yeoksam-Dong, Gangnam-Gu, Seoul, 135-934, Korea
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [X] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
[ ] Yes [X] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

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                                       Contacts:     Gravity Co. Ltd
                                                     James O. Kwon
                                                     82-2-2019-6050
                                                     ohsung@gravity.co.kr
                                                     - or -
                                                     Brian Rafferty
                                                     Taylor Rafferty, New York
                                                     1-212-889-4350
                                                     - or -
                                                     John Dudzinsky
                                                     Taylor Rafferty, London
                                                     44-20-7614-2900
                                                     gravity@taylor-rafferty.com

                GRAVITY AND ITS FORMER CHAIRMAN REACH SETTLEMENT
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GRAVITY Co., Ltd. (Nasdaq: GRVY), Seoul, Korea, May 18, 2006.

Seoul, May 18, 2006 -- Gravity, Co., Ltd. (Nasdaq: GRVY), an online game developer and publisher, announced that Mr. Jung Ryool Kim, the former Chairman and CEO of Gravity, agreed to pay certain amount to the Company, in part to reimburse the Company for certain of the costs and expenses incurred by the Company in connection with the investigation of the former Chairman's diversion of revenues otherwise due to the Company. As a part of the settlement, the Company and Mr. Kim have mutually agreed to cease both civil and criminal action against each other and have agreed to assist each other in the prompt resolution of various lawsuits from minority shareholders and other parties affecting the Company. The parties also have agreed not to bring any further actions against each other as regards to the matters that gave rise to the Company having to restate its financial statements for the fiscal years ended December 31, 2002, 2003 and 2004.

The Company has agreed to settle with the former Chairman so that it can concentrate on its core business of developing and publishing online games without wasting further time and financial resources in connection with such matters. "We believe that this settlement will help us to normalize our operations and finally return our focus on enhancing shareholder value by growing our business and strengthening our global network. We will also make every effort to enhance our system of internal control systems to help prevent the same problem from occurring in the future." said Mr. Il-Young Ryu, the Chairman and CEO of Gravity.

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ABOUT GRAVITY CO., LTD.

Based in Korea, Gravity is a developer and distributor of online games. Gravity's principal product, Ragnarok Online, is a popular online game in many markets, including Japan, Taiwan and Thailand, and is currently commercially offered in 21 markets. For more information about Gravity, please visit http://www.gravity.co.kr.

FORWARD-LOOKING STATEMENTS:

Certain statements in this press release may include, in addition to historical information, "forward-looking statements" within the meaning of the "safe-harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" "project," or "continue" or the negative thereof or other similar words, although not all forward-looking statements will contain these words. These forward-looking statements are based on our current assumptions, expectations and projections about future events. All forward-looking statements involve risks and uncertainties that may cause our actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including, but not limited to, our ability to diversify revenue; our ability to collect, and in a timely manner, license fees and royalty payments from overseas licensees; our ability to acquire, develop, license, launch, market or operate commercially successful online games; our ability to compete effectively in a highly competitive industry; our ability to anticipate and access technological developments in our industry; our ability to recruit and retain quality employees as we grow; our ability to implement our growth strategies; and economic and political conditions globally. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the "SEC"), including our registration statement on Form F-1, as amended, and our annual report on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, including on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 GRAVITY Co., Ltd.


Date: 5/18/2006

                                                 By:    /s/ James O. Kwon
                                                        ------------------------
                                                 Name:  James O. Kwon
                                                 Title: Chief Financial Officer

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